UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)

HOME SOLUTIONS OF AMERICA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

437355100

(CUSIP Number)

Thomas A. Klee, Esq.
Law Office of Thomas A. Klee
55 Bath Crescent Lane
Bloomfield, Connecticut 06002
860-242-0004

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 2, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 206156101	13D/A	Page 2 of 8

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MT Trading LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF	7.	SOLE VOTING POWER
SHARES		2,460,500
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		2,460,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,460,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO: 206156101	13D/A	Page 3 of 8

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sondra J. Beit
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7.	SOLE VOTING POWER
SHARES		3,394,331
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		3,394,331
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,394,331
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO: 206156101	13D/A	Page 4 of 8

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) RH Trading LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF	7.	SOLE VOTING POWER
SHARES		385,000
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		385,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO: 206156101	13D/A	Page 5 of 8

Item 1.             Security and Issuer.

            This statement relates to the common stock, par value $0.001per share (the "Common Stock") of Home Solutions of America, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 1340 Poydras Street, Suite 1800, New Orleans, LA 70112.

Item 2.             Identity and Background.

            (a) (b) (c) The Filing Persons are a group (the "Group") consisting of the following three entities or individuals:

(1)	MT Trading LLC, a Connecticut Limited Liability Company with offices at 530 Silas Deane Highway, Suite 130, Wethersfield, Connecticut 06109. It is principally engaged in the business of investing. The Members of MT Trading LLC are:

Sondra J. Beit, whose business address is 530 Silas Deane Highway, Suite 130, Wethersfield, CT 06109. Mrs. Beit is not currently employed.

Mark S. Paley, whose business address is Harvest Investments, 530 Silas Deane Highway, Suite 130, Wethersfield, CT 06109. Mr. Paley is a professional investor and principal of Harvest Investments LLC.

(2)	Sondra J. Beit (see above).

(3)	RH Trading LLC, a Connecticut Limited Liability Company with offices at 530 Silas Deane Highway, Suite 130, Wethersfield, Connecticut 06109. It is principally engaged in the business of investing. The Members of RH Trading LLC are Sondra J. Beit and Mark S. Paley (see above).

            (d) (e) During the last five years, no Filing Person or any Member of any Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Filing Person or Member of the Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO: 206156101	13D/A	Page 6 of 8

Item 3.             Source and Amount of Funds or Other Consideration.

            Securities of the Issuer were purchased (i) with personal funds, (ii) with personal funds contributed by the Members of the Filing Persons for the purpose of making investments and (iii) using a margin account with the Filing Persons' broker, Merrill Lynch, Inc. 213 Court Street, Suite 650, Middletown, Connecticut 06547.

Item 4.             Purpose of Transaction.

            The transactions have been effected primarily for investment purposes.

            The Filing Persons view the Issuer as a deep value investment and strongly believe in the Issuer's long-term prospects despite its various problems. However, it is noted that the Issuer has not filed with the Securities and Exchange Commission its Form 10-Q for the third quarter of 2007, its Form 10-K for fiscal year 2007, which would include audited financial statements for 2007, and its Form 10-Q for the first quarter of 2008, all of which are required to have been filed under the rules of the Securities and Exchange Commission (the "SEC"), depriving shareholders of relevant financial and other information about the Issuer for over six months. Also, no proxy statement has been filed for an annual meeting to be held in 2008 to elect directors.

            The Filing Persons believe that it is essential that an annual meeting be held as soon as possible so that directors of the Issuer may be elected and so that the Board and management of the Issuer may explain to and discuss with shareholders significant recent developments at the Issuer, including, but not limited to: the above-noted failures to provide shareholders information as required by the rules of the SEC; the appointment of a new Chairman of the Board; the appointment of an Interim Chief Financial Officer; the entry of Indemnity Agreements with independent directors and certain executive officers; an audit committee investigation into related party transactions and other matters; the delisting of the Issuer's Common stock from the Nasdaq Stock Market; and certain terminations of and resignations by officers and directors. The Filing Persons are ready to assist the Issuer's Board in any way they can in its exploration of all available strategic alternatives and in providing timely and complete disclosure and updates to shareholders, including investor conference calls.

            However, if the Filing Persons believe the Board does not take actions they believe are required to be taken in the best interest of stockholders, they will take whatever action they deem necessary in order to protect their rights as stockholders, including seeking two Board seats at the next annual meeting of stockholders.

CUSIP NO: 206156101	13D/A	Page 7 of 8

            In addition, the Filing Persons may take actions which relate to or may result in any of the following:

            (a) The acquisition of additional securities of the Issuer or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

            (c) A sale or transfer of a material amount of the Issuer's assets;

            (d) A change in the Issuer's present Board of Directors or management, including to change the number of directors or to fill any vacancies on the Board;

            (e) A material change in the Issuer's present capitalization or dividend policy;

            (f) Any other material change in the Issuer's business or corporate structure; or

            (g) Changes in the Issuer's charter or bylaws or any other actions which may impede the acquisition of control of the Issuer by any person.

Item 5.             Interest in Securities of the Issuer.

            (a) As of the date hereof, the Group owns shares of the Common Stock, shares of Series C-2 Convertible Preferred Stock (the "Preferred Stock") presently convertible into shares of Common Stock and Warrants for Common Stock (the "Warrants") exercisable for Common Stock representing 11.6% of the outstanding Common Stock, assuming the conversion of all of the Preferred Stock and the exercise of all Warrants owned by the Group which are exercisable commencing on October 2, 2008. The Common Stock, including shares of Common Stock acquired upon conversion of all of the Preferred Stock and exercise of all Warrants exercisable commencing on October 2, 2008, is held by members of the Group as follows:
Name	Number of Shares
MT Trading LLC	2,460,500
Sondra J. Beit	3,394,331
RH Trading LLC	385,000
Group Total	6,239,831

           (b) Each of the Filing Persons has sole power to vote and dispose of such shares held by it or her; however, Mr. Roger Beit, the husband of Sondra J. Beit, also has investment authority over the investment accounts in which such shares are held.

CUSIP NO: 206156101	13D/A	Page 8 of 8

            (c) 100,000 shares and 50,000 shares of the Preferred Stock were purchased by MT Trading LLC and Sondra J. Beit, respectively, from the Issuer in a private transaction on July 3, 2008 at a price of $10.00 per share, or an aggregate of $1,000,000 and $500,000, respectively. Each share of the Preferred Stock is presently convertible into 10 shares of Common Stock, subject to adjustment as provided in the Certificate of Designation of the Preferred Stock. MT Trading LLC and Sondra J. Beit also acquired Warrants to purchase 2,000,000 shares of Common Stock and 1,000,000 shares of Common Stock, respectively, in the same transaction for no additional consideration. Of such Warrants, 1,000,000 and 500,000 held by MT Trading LLC and Sondra J. Beit, respectively, are exercisable commencing on October 2, 2008 at an exercise price of $0.01 per share and 1,000,000 and 500,000, respectively, are exercisable commencing on July 3, 2009 at an exercise price of $0.01 per share.

            (d) Not applicable.

            (e) Not applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The Members of MT Trading LLC and RH Trading LLC are Mark S. Paley and Sondra J. Beit. Roger Beit is the husband of Sondra Beit. Although no formal agreement exists, such persons can be expected to act in concert with respect to their investments.

Item 7.             Material to be Filed as Exhibits.

            A Filing Agreement, dated as of May 22, 2008, among MT Trading LLC, Sondra Beit and RH Trading LLC was previously filed as Exhibit 99.1.to this Schedule 13D on May 27, 2008 and is incorporated herein by reference.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2008

/S/ ROGER BEIT
Roger Beit, Authorized Agent